================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 31)

                                 --------------


                              LIMITED BRANDS, INC.

                                (Name of Issuer)

 Common Stock, $0.50 Par Value                           532716-10-7
 ------------------------------                         --------------
 (Title of class of securities)                         (CUSIP number)

                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                September 1, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


================================================================================


-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                       13D                                                           Page 2
-------------------------------------------------------              -------------------------------------------------------------
-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     40,059,884
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   17,638,129
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                41,345,931
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              17,638,129

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  58,984,060

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [x]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.4%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                       13D                                                           Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Abigail S. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        -0-
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   9,765,960
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   -0-
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              9,765,960

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  9,765,960

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [x]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                       13D                                                           Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         The Abigail Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        -0-
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                      -0-
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   -0-
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                 -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                        13D                                                           Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Wexner Personal Holdings Corporation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    4,892,608
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               4,892,608
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------              -------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                        13D                                                           Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                H.R.E.I. Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    -0-
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:                -0-
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   -0-

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       6

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                        13D                                                           Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Foxcote One
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    15,000,000
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               15,000,000
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  15,000,000

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       7

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                        13D                                                           Page 8
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Foxcote Two
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    5,000,000
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               5,000,000
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   5,000,000

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.2%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       8

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                        13D                                                           Page 9
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Trust 600
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    3,300,568
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               3,300,568
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,300,568

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       9

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                        13D                                                          Page 10
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                R.H.R.E.I. Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [x]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    4,571,601
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               4,571,601
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   4,571,601

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.1%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------
         SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 31 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 30 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, the H.R.E.I. Trust, Foxcote One, Foxcote Two, Trust 600, and the R.H.R.E.I. Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.    Identity and Background.
           -----------------------

           Item 2 is amended as follows:

           Each of Trust 600 and the R.H.R.E.I. Trust is a trust organized under the laws of Ohio. The principal business of each is investments, and the principal office of each is 8000 Walton Parkway, New Albany, Ohio 43054. Financial Trust Company, Inc. is the trustee of Trust 600 and the R.H.R.E.I. Trust.

           During the last five years neither Trust 600 or the R.H.R.E.I. Trust, nor Financial Trust Company, Inc. or Jeffrey E. Epstein, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           Other information required by Item 2 of Schedule 13D with respect to Financial Trust Company, Inc. and Jeffrey E. Epstein has been reported previously.

           The Abigail Trust and the H.R.E.I. Trust each have ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

           An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

           (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 31 are incorporated herein by reference. As of September 6, 2005, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 404,462,953, being based on the number of shares outstanding as of May 27, 2005 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005), as determined in accordance with Rule 13d-3.

                                                                                                   Percent
        Person                                       Number of Shares                              of Class
        ------                                       ----------------                              --------
Leslie H. Wexner                                   58,984,060 (1)(3)(4)(5)(6)(7)(8)(9)               14.4%
Abigail S. Wexner                                   9,765,960 (2)(7)                                  2.4%


                                       11

                                                                                                   Percent
        Person                                       Number of Shares                              of Class
        ------                                       ----------------                              --------
The Abigail Trust                                           0 (3)                                     0.0%
Wexner Personal Holdings Corporation                4,892,608 (4)                                     1.2%
H.R.E.I. Trust                                              0 (5)                                     0.0%
Foxcote One                                        15,000,000 (6)                                     3.7%
Foxcote Two                                         5,000,000 (7)                                     1.2%
Trust 600                                           3,300,568 (8)                                     0.8%
R.H.R.E.I. Trust                                    4,571,600 (9)                                     1.1%

---------------------

(1) Includes: 1,286,047 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of August 31, 2005) over which Mr. Wexner exercises dispositive but not voting control; and 5,327,361 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 4,765,960 shares (including 8,438 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

(2) Includes 8,438 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 49,218,100 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 0 shares held by The Abigail Trust may be deemed to be shared by its two trustees Leslie H. Wexner and Jeffrey E. Epstein.

(4) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(5) Power to vote or direct the disposition of the 0 shares held by the H.R.E.I. Trust may be deemed to be shared by its two trustees Leslie H. Wexner and Jeffrey E. Epstein.

(6) Power to vote or direct the disposition of the 15,000,000 shares held by Leslie H. Wexner as the sole trustee of Foxcote One.

(7) Power to vote or direct the disposition of the 5,000,000 shares held by Foxcote Two may be deemed to be shared by its two trustees, Abigail S. Wexner and Leslie H. Wexner.

(8) Power to vote or direct the disposition of the 3,300,568 shares held by Trust 600 may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, who is the sole stockholder, director and president of the trustee.

(9) Power to vote or direct the disposition of the 4,571,600 shares held by the R.H.R.E.I. Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey
     E. Epstein, who is the sole stockholder, director and president of the trustee.

           (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 31 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) In addition to the transactions described in Item 6 of this Amendment No. 31 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common
Stock:


                              Date of           Amount of            Price per                Where and
    Person                  Transaction         Securities             Share                How Effected
    ------                  -----------         ----------             -----                ------------
Abigail S. Wexner              8/3/05           582 shares             $23.70       Abigail S. Wexner, for service
                                                                                   as a director of the Company,
                                                                                   received from the Company,
                                                                                   fees in shares of Common Stock.

           (d), (e): Not Applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

           On December 9, 2004, The Abigail Trust transferred 3,300,568 shares of Common Stock to Trust 600 and 3,749,288 shares of Common Stock to Leslie H. Wexner without consideration in exchange.

           On September 1, 2005, the H.R.E.I. Trust transferred 4,571,601 shares of Common Stock to the R.H.R.E.I. Trust and 4,756,037 shares of Common Stock to Leslie H. Wexner without consideration in exchange.

           Item 2 of this Amendment No. 31 to Schedule 13D is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Abigail Trust, Wexner Personal Holdings Corporation, the H.R.E.I. Trust, Foxcote One, Foxcote Two, Trust 600, and the R.H.R.E.I. Trust, dated September 7, 2005.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2005


                                   Leslie H. Wexner
                                  ----------------------------------------------
                                   Leslie H. Wexner

                                   Abigail S. Wexner
                                  ----------------------------------------------
                                   Abigail S. Wexner


                              THE ABIGAIL TRUST


                              By:  Leslie H. Wexner
                                  ----------------------------------------------
                                  Leslie H. Wexner, Trustee


                              WEXNER PERSONAL HOLDINGS CORPORATION


                              By:  Leslie H. Wexner
                                  ----------------------------------------------
                                   Name: Leslie H. Wexner
                                   Title:President


                              H.R.E.I. TRUST


                              By:  Leslie H. Wexner
                                  ----------------------------------------------
                                  Leslie H. Wexner, Trustee


                              FOXCOTE ONE


                              By:  Leslie H. Wexner
                                  ----------------------------------------------
                                  Leslie H. Wexner, Trustee


                              FOXCOTE TWO


                              By:   Abigail S. Wexner
                                   ---------------------------------------------
                                   Abigail S. Wexner, Trustee


                              Trust 600
                              By: Financial Trust Company, Inc, as trustee


                              By:   Jeffrey E. Epstein
                                   ---------------------------------------------
                                   Jeffrey E. Epstein, President


                              R.H.R.E.I. Trust
                              By: Financial Trust Company, Inc, as trustee


                              By:   Jeffrey E. Epstein
                                   ---------------------------------------------
                                   Jeffrey E. Epstein, President

                                  EXHIBIT INDEX
                                  -------------

         Exhibit No.
         -----------

         Exhibit 1            Joint Filing Agreement by and among Leslie H.
                              Wexner, Abigail S. Wexner, The Abigail Trust, Wexner Personal Holdings Corporation, the H.R.E.I. Trust, Foxcote One, Foxcote Two, Trust 600, and the R.H.R.E.I. Trust, dated September 7, 2005.













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